Filed Pursuant to Rule 433
Registration No. 333-253797
Issuer Free Writing Prospectus Dated February 16, 2022
Relating to Preliminary Prospectus Supplement dated February 16, 2022 and Prospectus dated March 2, 2021



NYSE
AX
Axos Financial, Inc.
axos FINANCIAL
AX LISTED NYSE

Axos Financial, Inc. Fixed Income Investor Presentation

February 2022

NYSE: AX

axos™
Banking Evolved℠

Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The use of future tense or words "future plans," "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, including new initiatives and expansion, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2021, Form 10-Q for the quarter ended December 31, 2021 and its last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.



Safe Harbor (continued)

This presentation does not constitute or form part of any offer to sell, or a solicitation of an offer to purchase, any securities of the Company. Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense.

Certain of the information contained in this presentation may be derived from information provided by industry sources. The Company believes that such information is accurate and that the sources from which it has been obtained are reliable. The Company cannot guarantee the accuracy of such information, however, and has not independently verified such information.

Except as otherwise indicated, this presentation speaks as to the date hereof. The delivery of this presentation will not, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this presentation. The Company is not making any implied or express representation or warranty as to the accuracy or completeness of the information summarized herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions therefrom.

You may obtain copies of documents filed by the Company with the SEC for free by visiting EDGAR on the SEC website at sec.gov or by visiting the Company's website at investors.axosfinancial.com.

Strong and Experienced Management Team



Greg Garrabrants | President & CEO

- President and CEO of Axos Bank since 2007
- Previously served as an investment banker, management consultant, and attorney for over 15 years
- JD from the Northwestern University School of Law and his MBA from Kellogg Graduate School of Management at Northwestern University



Andrew Micheletti | EVP, Finance

- Joined Axos in 2001 and previously served as Chief Financial Officer
- Previously served as Vice President of Finance for TeleSpectrum Worldwide and CFO of Linsco / Private Ledger Corp (LPL Financial)
- B.S. from San Diego State University



Thomas Constantine | EVP & Chief Credit Officer

- Chief Credit Officer of Axos Bank since 2010
- Previously served as senior examiner with the Office of Thrift Supervision (OTS)
- 31+ years of banking and financial services experience
- B.A. in Business Economics, with an accounting emphasis, from UC Santa Barbara



John Tolla | EVP, Chief Governance, Risk and Compliance Officer

- Joined Axos Bank in 2013
- Previously held leadership roles at BearingPoint and Booz Allen with focus on regulatory compliance, strategy, process improvement, and risk management
- Received JD in 2006 and MBA in 2007



David Park | EVP, Commercial Banking and Treasury Management

- Previously served as EVP and Head of Commercial Banking at Banc of California
- Also held various roles in 10 years at City National Bank
- MBA in Finance from University of Southern California, and B.S. in Economics at UC Irvine



Derrick Walsh | EVP & Chief Financial Officer

- Chief Financial Officer of Axos Bank since September 2021 and joined in 2013
- Previously led SEC & Regulatory Reporting department at LPL Financial
- Accounting and Business double major with a concentration in Finance from University of Richmond



Raymond Matsumoto | EVP & Chief Operating Officer

- Previously served as EVP and Chief Administrative Officer at CIT Group
- Also held executive positions at OneWest Bank and Indymac Bank
- Spent 18 years as a CPA with KPMG
- B.S. in Accounting and Finance from UC Berkeley



Eshel Bar-Adon | EVP, Strategic Partnerships and Chief Legal Officer

- Previously served as EVP and Chief Legal Officer of Seneca One Finance
- Also served as SVP for Transactional Affairs and Corporate Counsel at Stone Street Capital
- JD from Georgetown University and B.A. with honors from the University of Texas, Austin



Brian Swanson | EVP, Head of Consumer Bank

- Joined Axos Bank in 2010
- Previously served as Vice President at Bank of America in Home Loans Division
- 15+ years of lending and banking experience
- MBA in Operations Management from Cal State East Bay and B.S. in Management of Information Systems at San Diego State University

Preliminary Term Sheet

axos™

Issuer (Ticker)	Axos Financial, Inc. (AX)
Security	Subordinated Notes due 2032
Current Security Rating[(1)]	Baa3 by Moody's; BBB by Kroll Bond Rating Agency
Offering Type	SEC Registered
Term	10 Years
Optional Redemption	Non-call for 5 years; callable on any interest payment date at par thereafter
Special Redemption	Upon the occurrence of certain special events at par
Coupon Frequency	Fixed rate for 5 years paid semi-annually; floating rate paid quarterly thereafter
Covenants	Consistent with regulatory limitations of Tier 2 capital
Use of Proceeds	General corporate purposes
Lead Book-Running Manager	Keefe, Bruyette & Woods, *A Stifel Company*
Joint Book-Running Manager	Piper Sandler & Co.
Co-managers	D.A. Davidson & Co.; B. Riley Securities, Inc.; Wedbush Securities Inc.

(1) An explanation of the significance of ratings may be obtained from rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the subordinated notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. No report of any rating agency is incorporated by reference herein.

Axos Financial Overview

Axos Financial, Inc.

- Axos Financial, Inc. was founded in 1999 and is a customer-focused diversified financial services company headquartered in Las Vegas, Nevada
- Axos provides banking and securities products and services to our consumer and business clients through online and low-cost distribution channels and affinity partners
- Our low-cost and innovative business model helps us to generate above-peer returns while helping to maintain a low-risk loan portfolio

Nationwide Reach



Salt Lake City, UT
Omaha, NE (Axos Clearing)
Centennial, CO (AAS)
Kansas City, KS
Iselin, NJ (Axos Clearing)
Las Vegas, NV
Los Angeles, CA
San Diego, CA
Existing Locations
New Locations

($ Millions)	**For the 6 Months Ended 12/31/2021**	
Market Data as of 2/8/2022		
Market Capitalization	$3,319.4	
Price / Tangible Book Value per Share(1)	2.48	x
Dividend Yield	0.0	%
Selected Balance Sheet Data		
Total Assets	$15,547.9	
Net Loans	12,607.2	
Allowance for Credit Losses	140.5	
Total Deposits	12,269.2	
Total Stockholders' Equity	1,523.2	
Performance Ratios and Other Data		
ROAA	1.65	%
ROAE	16.51	
Net Interest Margin	4.16	
Net Interest Margin - Banking Segment Only	4.39	
Efficiency Ratio	48.74	
Efficiency Ratio - Banking Segment Only	39.66	
Asset Quality Metrics		
NCOs / Average Loans	0.01	%
NPLs / Loans	1.14	
NPAs / Assets	0.94	
ACL / Loans HFI	1.10	
ACL / NPLs	96.27	
Capital Ratios		
TCE / TA(1)	8.73	%
CET1 Ratio	10.08	
Leverage Ratio	9.42	
Tier 1 Capital	10.08	
Total Capital	12.16	

(1) Adjusted (non-GAAP) metrics. See Appendix for reconciliation to the closest applicable GAAP metrics.

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

As % of average assets	Axos Bank[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	4.51%	2.19%
Salaries and benefits	0.87%	1.03%
Premises, equipment and other non-interest expense	1.04%	1.11%
Total non-interest expense	**1.91%**	**2.14%**
Core business margin	**2.60%**	**0.05%**

(1) For the three months ended September 30, 2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved January 27, 2022.

(2) All Commercial Banks by asset size. FDIC reported for three months ended September 30, 2021. Total of 162 institutions >$10 billion. Data retrieved January 27, 2022.

Axos Financial's Three Business Segments Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions

COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

Consumer Banking

- Convenience and superior user experience are keys to long-term success
- Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell
- Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages
- UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform

Commercial Banking

- Providers that integrate banking with specialized software to serve specific customer segments will gain market share
- Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model
- Winning cash/treasury management accounts through > automation and custom API integration
- Regional sales leaders supported by centralized service team create a more efficient and scalable model

Securities

- Consumers across all age and income demographics want to manage their finances through a centralized, digital platform
- Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers
- Owning clearing, custody, and direct-to-consumer digital wealth capabilities provide opportunities to serve consumers with incremental services at favorable economics

Over 15 Years of Profitable Growth



($M)
250
200
150
100
50
-
2005 - 2021 CAGR: 31%
$3 $3 $3 $4 $7 $21 $21 $29 $40 $56 $83 $119 $135 $152 $155 $183 $216 $242
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Q2 2022
Net Income
Annualized Net Income

Net Income has continued to grow throughout multiple economic cycles

Note: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.

Efficient Operations and Stable Margins Lead to Superior Profitability

Efficiency Ratio


36.08%
39.58%
51.12%(1)
47.50%
48.84%
48.74%
2017
2018
2019
2020
2021
Q2 2022

Net Interest Margin


3.90%
3.84%
3.76%
3.83%
3.92%
4.16%
1.60%
1.91%
2.40%
0.08%
0.10%
0.07%
2017
2018
2019
2020
2021
Q2 2022
NIM (Excluding HRB)(2)
Fed Funds Rate

Return on Average Assets


1.68%
1.68%
1.51%
1.53%
1.52%
1.65%
2017
2018
2019
2020
2021
Q2 2022

Return on Average Equity


17.78%
17.05%
15.40%
15.65%
16.51%
16.51%
2017
2018
2019
2020
2021
Q2 2022

Note: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.

(1) Securities segment added in third quarter of 2019.

(2) The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated on December 8, 2020.

Diversified Fee / Non-Interest Income

Fee Income / Revenue


17.4%
16.2%
16.9%
17.7%
16.3%
16.4%
2017
2018
2019
2020
2021
Q2 2022

Q2 2022 YTD Fee Income Breakdown[(1)(2)]


Broker - Dealer 47%
Mortgage Banking 15%
Other 11%
Deposit / Service Fees 28%

Note: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.
(1) Excludes securities gain / (loss).
(2) Other includes gain on sale – other and prepayment fees.

Asset Quality Built to Withstand Economic Cycles



1.42%
1.28%
1.09%
1.07%
0.94%
0.79%
0.77%
0.69%
0.68%
0.52%
0.55%
0.50%
0.42%
0.42%
0.43%
0.43%
0.36%
0.35%
0.23%
0.19%
0.19%
0.14%
0.12%
0.08%
0.04%
0.03%
0.06%
0.06%
0.07%
0.01%
0.02%
0.01%
(0.01%)
2009
2010
2011
2012
2013
2014
2015*
2016
2017
2018
2019
2020
2021**
Q2 2022
NCOs / Avg. Assets With HRB
NCOs / Avg. Assets Without HRB
NPAs / Assets

Note I: Company uses a June 30 fiscal year-end. Q2 2022 data is for the 6 months ended December 31, 2021.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated on December 8, 2020.
*For 2015, there were no co-branded HRB products.
**On July 1, 2020, the Company adopted ASC 326, current expected credit loss (CECL).

Credit Investor Highlights

Experienced and "cycle-tested" management team

- Track record of credit discipline, risk management and profitability

Differentiated digital platform

- Fully digital, no branch model provides structural cost advantages over traditional banks
- Built to capitalize on digital financial services adoption

Strong credit performance

- Underlying credit culture of low-LTV, real estate secured lending (99% of loans backed by hard assets)
- Senior position in all lender finance and commercial specialty RE loans with capital support from sponsors and junior partners
- No loans in forbearance or deferral as of December 31, 2021

Deposit diversification and growth

- Continued core deposit transformation and liquidity management
- 31% non-interest bearing deposits of December 31, 2021
- Optionality with ~$2 billion of deposits from Axos Securities that can provide significant fee income

Healthy capital position and capital generation through earnings

- Tier 1 capital ratio of 10.08%, tier 1 leverage ratio of 9.42% and total capital ratio of 12.16%
- Superior profitability (14% CAGR in EPS) that fueled a 17% CAGR in book value in the last five years[(1)]
- ROAA of 1.65% and ROAE of 16.51% for the 6 months ended December 31, 2021

Corporate ratings profile

- Baa3 Moody's and BBB+ Kroll

(1) CAGR calculated using EPS and book value for the 12 months ended December 31, 2016 and for the 12 months ended December 31, 2021.

Loan Portfolio and Credit Quality

Prudent Loan Growth With Low LTVs

axos

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Net Loans – Last Five Quarters ($ in Millions)



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$11,610
$11,711
$11,415
$11,879
$12,607
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022

Average Mortgage Loan to Value

	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022
Multifamily	56%	55%	55%	56%	56%
Single family	58%	57%	57%	57%	57%

Note: Company uses a June 30 fiscal year-end.

Diverse Lending Across Segments

(Dollars in Millions)


Auto & Consumer
$479
3.8%
Other
$22
0.2%
Commercial & Industrial Non-RE
$1,632
12.8%
Single Family Mortgage & Warehouse
$4,282
33.5%
$12.8B
Commercial Real Estate
$3,857
30.2%
Multifamily & Commercial Mortgage
$2,484
19.5%

Category	Category Total ($M)	Subcategory	Subcategory Total ($M)	% of Total
Single Family Mortgage & Warehouse	$4,282	Jumbo Mortgage	$3,686	28.9%
		Warehouse Lending	$596	4.6%
Multifamily & Commercial Mortgage	$2,484	Multifamily	$2,017	15.8%
		Small Balance Commercial	$467	3.7%
Commercial Real Estate	$3,857	CRE Specialty	$3,735	29.3%
		Lender Finance RE	$122	0.9%
Commercial & Industrial Non-RE	$1,632	Lender Finance Non-RE	$742	5.8%
		Equipment Leasing	$96	0.8%
		Asset-Based Lending	$793	6.2%
Auto & Consumer	$479	Auto	$417	3.3%
		Unsecured / OD	$62	0.5%
Other	$22	PPP	$20	0.2%
		Other	$3	0.0%

Note: Financial Information as of December 31, 2021.

Diverse Real Estate Mortgage Loans

Real Estate Backed Loans by State

$ Millions


Southern CA
$3,870
39%
Other
$1,128
11%
VA
$102
1%
TX
$144
1%
NJ
$274
3%
FL
$432
4%
NY
$2,983
30%
Northern CA
$1,094
11%

Real Estate Backed Loans by Type

$ Millions


CRE
$467
5%
CRESL &
Construction
$3,735
37%
Multifamily
$2,017
20%
Lender
Finance RE
$122
1%
Single Family
$3,686
37%

Total Real Estate Loans:
$10.0B

As of December 31, 2021

CRE Specialty Breakout

CRE Specialty


$ Millions
Self-storage $37 1%
Industrial $71 2%
Commercial Notes $89 2%
Retail $172 5%
Hotel $345 9%
Land $354 10%
Office $388 10%
SFR $926 25%
Multifamily $1,353 36%

Total CRE Specialty: $3.7B

As of December 31, 2021

Asset-Based Lending Breakout

Asset-Based Lending



$ Millions
Commercial Notes
$352
44%
Cash Flow
$147
19%
Capital Call
$130
16%
Working Capital
$74
9%
Accounts Receivable
$71
9%
Equipment
$19
3%

Total Asset-Based Lending: $793M

As of December 31, 2021

Holistic Credit Risk Management

axos™

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION ncino CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Allowance for Credit Losses

Loan Category	ACL ($M)	Total Loans ($M)	ACL / Loans (%)
SFR Family - Mortgage and Warehouse	$25.6	$4,281.7	0.60%
Multifamily & Commercial Mortgage	13.6	2,483.9	0.55%
Commercial Real Estate	67.6	3,857.4	1.75%
Commercial & Industrial Non-RE	22.7	1,631.8	1.39%
Auto & Consumer	10.9	478.6	2.28%
Other	0.1	22.3	0.28%
Total	**$140.5**	**$12,755.7**	**1.10%**

Note: Financial Information as of December 31, 2021.

Deposit Strategy

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth


$ Millions
13.7%
5.5-yr CAGR
15,000
12,500
10,000
7,500
5,000
2,500
0
6,044
6,900
7,985
8,983
11,337
10,816(1)
12,269
2016
2017
2018
2019
2020
2021
Q2 2022

	2016	2017	2018	2019	2020	2021	Q2 2022
% CDs(2)	17%	12%	25%	26%	20%	14%	10%
% Borrowings(3)	12%	9%	6%	6%	4%	2%	2%

Commercial Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Deposit Composition

12/31/2021


Savings – IRA
Time deposits
2%
10%
61%
27%
Savings
Checking and other demand deposits

Checking Growth (6/2013 – 12/2021) = 1,800%

Savings Growth (6/2013 – 12/2021) = 416%

Note: Company uses a June 30 fiscal year-end.
(1) Decrease in deposits by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021.
(2) As a % of total deposits.
(3) As a % of total liabilities.

Customer Base and Deposit Volume is Well Distributed Throughout the United States



Montana
North Dakota
Minnesota
South Dakota
Idaho
Wyoming
Nevada
Utah
New Mexico
Texas
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Sinaloa
Durango
Nuevo León
New Brunswick
Maine
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90

Axos Deposits Have National Reach With Customers in Every State

Diversified Deposit Gathering

- Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- Fiduciary services for trustees
- 1031 exchange firms
- Title and escrow companies
- HOA and property management


Diversified Deposit Gathering Business Lines
Fiduciary Services $1.2
Consumer Direct $4.7B
Distribution Partners $1.1B
Small Business Banking $0.5B
Commercial / Treasury Management $2.2B
Axos Securities $1.4B(1)
Specialty Deposits $1.2B

- Exclusive relationships with significant brands, groups, or employers
- White-label partnerships (e.g. Nationwide Insurance)

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

(1) There is an additional $725 million off balance sheet.

Optionality with Deposits from Axos Securities

- Securities segment provides approximately $2 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income
  - Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
  - Currently 15 partner banks hold approximately $725 million deposits off Axos Bank's balance sheet
  - Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M(1)



50.0
40.0
30.0
20.0
10.0
0.0
2.8
9.0
9.1
29.0
15.3
49.0
Base
plus 100 bps
plus 200 bps
Current Level Off-B/S
Hypothetical $2B Off-B/S

(1) Amount of fee income may be higher or lower, depending on how much deposits from Axos Securities are held on or off Axos Bank's balance sheet.

Capital, Asset-Liability Management, Interest Rate Management and Liquidity

Investment Securities Composition



Municipal
3%
Agency
MBS
21%
Non-Agency
MBS
42%
ABS and
Structured
34%

Total FMV of Securities: $140 Million

Note: Financial Information as of December 31, 2021.

IRR / Rate Sensitivity Analysis

Net Interest Income(1)



$ Millions
$544
$527
$553
$544
$602
$594
-200 bps
Base
+200 bps
First 12 Months
Next 12 Months

Market Value of Equity(2)



$ Millions
$1,339
$1,540
$1,585
$1,589
$1,528
9.3%
10.8%
11.2%
11.3%
11.0%
0.0%
2.9%
3.2%
(13.0%)
(0.8%)
-100 bps
Base
+100 bps
+200 bps
+300 bps
% Change from Base
MVE as % of Assets
Market Value of Equity

Note: As of December 31, 2021.

(1) Assumes no growth in the balance sheet other than for retained earnings.

(2) Based on numerous assumptions, including relative levels of interest rates, asset prepayments, runoffs in deposits and changes in repricing levels of deposits to general market rates; does not take into account any actions that may be undertaken in response to future changes in interest rates.

Diversified Funding and Liquidity

Off Balance Sheet Funding*

- Axos Fiduciary Services Deposits – $31 million
- Axos Clearing Deposits – $725 million
- FHLB – $5.4 billion(1)
- Federal Reserve Discount Window – $2.4 billion

Consolidated Capital Ratios*



8.73%
9.42%
10.08%
12.16%
TCE / TA(2)
Tier 1 Leverage Ratio
Tier 1 Ratio
Total Capital Ratio

*As of December 31, 2021.
(1) The Bank had $1.9 billion available immediately and $3.5 billion available with additional collateral.
(2) Adjusted (non-GAAP) metrics. See Appendix for reconciliation to the closest applicable GAAP metrics.

Historical Interest Coverage

($ Thousands)	FY 2018	FY 2019	FY 2020	FY 2021	Q2'22 YTD	Pro Forma[1]	
Bank level equity	$ 905,159	$ 1,009,678	$ 1,148,527	$ 1,299,911	$ 1,395,737	$ 1,545,737	
Consolidated equity	960,513	1,073,050	1,230,846	1,400,936	1,523,157	1,523,157	
Double leverage ratio	94%	94%	93%	93%	92%	101%	
Interest Coverage							
Earnings:							
Income from continuing operations before taxes	$ 239,699	$ 212,806	$ 262,632	$ 305,743	$ 171,249	$ 168,624	
(+) Interest on advances from the FHLB	22,848	32,834	11,988	4,672	1,989	1,989	
(+) Interest on securities loaned	-	748	679	1,496	469	469	
(+) Interest on other borrowings	3,881	5,620	5,645	12,424	5,201	5,201	
(+) Interest Attributable to $150MM Subordinated Debt Raise[1][2]	-	-	-	-	-	2,625	
Earnings available to pay down interest on other borrowings (net of deposit interest expense)	266,428	252,008	280,944	324,335	178,908	178,908	A
(+) Interest on deposits	79,851	117,080	126,916	60,529	15,517	15,517	
Earnings available to pay down interest on deposits and other borrowings	$ 346,279	$ 369,088	$ 407,860	$ 384,864	$ 194,425	$ 194,425	B
Interest Expense:							
Interest on advances from the FHLB	$ 22,848	$ 32,834	$ 11,988	$ 4,672	$ 1,989	$ 1,989	
Interest on securities loaned	-	748	679	1,496	469	469	
Interest on other borrowings	3,881	5,620	5,645	12,424	5,201	5,201	
Interest Attributable to $150MM Subordinated Debt Raise[1][2]	-	-	-	-	-	2,625	
Interest expense on other borrowings (excluding interest on deposits)	26,729	39,202	18,312	18,592	7,659	10,284	C
Interest on deposits	79,851	117,080	126,916	60,529	15,517	15,517	
Total interest expense (including interest on deposits)	$ 106,580	$ 156,282	$ 145,228	$ 79,121	$ 23,176	$ 25,801	D
Interest coverage on other borrowings (excluding deposit interest expense) - A / C	**10.0x**	**6.4x**	**15.3x**	**17.4x**	**23.4x**	**17.4x**	
Interest coverage on deposits and other borrowings - B / D	**3.2x**	**2.4x**	**2.8x**	**4.9x**	**8.4x**	**7.5x**	

Note: Company uses a June 30 fiscal year-end.
(1) Assumes $150 million subordinated debt raise for illustrative purposes.
(2) Assumes 3.50% coupon rate for illustrative purposes.

Axos Securities

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing Securities Clearing & Custody	**69 IBDs 200 RIAs 265,000 Clients**
Axos Invest Digital Wealth & Personal Financial Management	**24,000 Clients**
Axos Trading Self-Directing Trading	**Launched Fiscal Q1 2022***

Access to ~289,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

*Retail crypto trading launch expected in calendar 2022

Secular Industry Trends Provide Opportunities for Axos

axos™

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

E*TRADE Advisor Services Acquisition

Axos Clearing acquired certain assets and deposits related to E*TRADE Advisor Services (EAS) – closed August 2, 2021

1) $55 million cash purchase price paid at closing from Axos Financial
2) Includes $24.8 billion of custodial assets & ~$1.2 billion low-cost deposits
3) Accelerates time-to-scale in RIA custody business
4) Adds new sources of fee income and services that compliment Axos Clearing’s product offering
5) Own proprietary front- and back-end RIA custody technology platform
6) Rebranded Axos Advisor Services (AAS)

Strategic and Financial Benefits

1) Adds a turnkey technology platform to generate low-cost core deposits
2) Increases Axos’ non-interest income by 33%(1)
3) Provides cross-sell opportunities across securities clearing, deposit & lending products to 200+ advisors and 153,000+ wealth management clients
4) Conversion to broker-dealer platform unlocks incremental revenue opportunities
5) Accretive to EPS - projected 1% accretion in FY 2022 and 5% in FY 2023
6) Tangible book value earn-back in ~3 years

(1) Based on Axos’ FY 2021 non-interest income (excluding HRB-related fees) of $94mm and EAS calendar year 2020 fee-based revenues of $31.3mm.

Adds a Scalable Technology Platform

axos™

Axos Advisor Services Platform Overview

Liberty Integrated Platform

Liberty Platform

- ✓ Web-based
- ✓ Highly scalable and secure
- ✓ Mobile capabilities
- ✓ Asset-based pricing
- ✓ APIs to 3rd party value – added CRM, planning, compliance, aggregation and other tools
- ✓ RIA client white labelled client portal, statements and mobile app

Growth Tools
- Prospecting
- Proposal
- Conversion
- Onboarding

Portfolio Management & Trading
- UMA
- Rebalancing
- Omnibus trading
- Tax harvesting
- Fractional shares

Managed Investment Solutions
- 3rd party investment managers
- Diverse strategies

Operational Tools
- Fee billing
- Mobile enabled
- Investor portal

Reporting + Analytics
- Performance
- Statements
- Private-labeling
- Custom branding

Liberty Custody

- ✓ No lending of client securities
- ✓ FDIC insurance for up to $500K
- ✓ Supports alternative / non-tradeable assets

Supported by High-Touch, Best-In-Class Client Service

- Dedicated Strategic Business Consultant
- Dedicated Client Service Advocate
- Dedicated operations team
- Access to executive management team, trainers, business consultants, technology experts, and onboarding teams

Helping advisors drive efficiencies so they can focus on building and sustaining their long-term client relationships

Long-Term Revenue and Expense Synergies

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Axos Custody
Axos Clearing
Axos Invest

Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Appendix

Ratings Profile

Moody's Ratings (as of 1/14/2022)

Type	Rating	Outlook
Axos Financial, Inc.		
Long-term Issuer Rating	**Baa3**	**Stable**
Subordinate Regular Bond / Debenture	Baa3	N/A
Subordinate Shelf	Baa3	N/A
Senior Unsecured Shelf	Baa3	N/A
Axos Bank		
Long-term Issuer Rating	**Baa3**	**Stable**
Adjusted Baseline Credit Assessment	baa2	N/A
Baseline Credit Assessment	baa2	N/A
Long-term Bank Deposits	A3	Stable
Short-term Bank Deposits	P-2	N/A

Kroll Ratings (as of 1/14/2022)

Type	Rating	Outlook
Axos Financial, Inc.		
Senior Unsecured Debt	BBB+	Stable
Subordinated Debt	BBB	Stable
Short-Term Debt	K2	N/A
Axos Bank		
Deposit	A-	Stable
Senior Unsecured Debt	A-	Stable
Subordinated Debt	BBB+	Stable
Short-Term Deposit	K2	N/A
Short-Term Debt	K2	N/A

Select Financials

axos

	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	For the 6 Months Ended 12/31/2021
Selected Balance Sheet Data ($ Millions)							
Total Assets	$7,599.3	$8,501.7	$9,539.5	$11,220.2	$13,851.9	$14,265.6	$15,547.9
Net Loans	6,354.7	7,374.5	8,432.3	9,382.1	10,631.3	11,414.8	12,607.2
Loans Held for Sale, at Fair Value	20.9	18.7	35.1	33.3	52.0	29.8	27.4
Allowance for Credit Losses	35.8	40.8	49.2	57.1	75.8	133.0	140.5
Securities	472.2	272.8	180.3	227.5	187.7	189.3	140.8
Total Deposits	6,044.1	6,899.5	7,985.4	8,983.2	11,336.7	10,815.8	12,269.2
Advances from the FHLB	727.0	640.0	457.0	458.5	242.5	353.5	157.5
Borrowings	56.0	54.5	54.6	168.9	235.8	221.4	260.4
Total Stockholders' Equity	683.6	834.2	960.5	1,073.1	1,230.8	1,400.9	1,523.2
Selected Income Statement Data							
Net Interest Income	$261.0	$313.2	$368.5	$408.6	$477.6	$538.7	$292.2
Provision for Loan and Lease Losses	9.7	11.1	25.8	27.4	42.2	23.8	8.0
Non-Interest Income	66.3	68.1	70.9	82.8	103.0	105.3	57.5
Non-Interest Expense	112.8	137.6	173.9	251.2	275.8	314.5	170.5
Net Income	119.3	134.7	152.4	155.1	183.4	215.7	121.0
Per Common Share Data							
Diluted EPS	$1.87	$2.10	$2.37	$2.48	$2.98	$3.56	$1.99
Adjusted Earnings per Common Share (Non-GAAP)(1)	N/A	N/A	2.39	2.75	3.10	3.68	2.06
Book Value Per Common Share	10.73	13.05	15.24	17.47	20.56	23.62	25.60
Tangible Book Value per Common Share (Non-GAAP)(1)	10.67	12.94	13.99	15.10	18.28	21.36	22.54
Performance Ratios and Other Data							
Loan and Lease Originations for Investment(2)	$3,582.8	$4,069.0	$5,895.9	$6,756.8	$6,573.6	$5,761.3	$4,636.7
Loan Originations for Sale	$1,363.0	$1,375.4	$1,564.2	$1,471.9	$1,601.6	$1,608.7	$403.3
ROAA	1.75 %	1.68 %	1.68 %	1.51 %	1.53 %	1.52 %	1.65 %
ROAE	19.43 %	17.78 %	17.05 %	15.40 %	15.65 %	16.51 %	16.51 %
Interest Rate Spread	3.70 %	3.74 %	3.79 %	3.66 %	3.65 %	3.70 %	3.97 %
Net Interest Margin	3.91 %	3.95 %	4.11 %	4.07 %	4.12 %	3.92 %	4.16 %
Net Interest Margin - Banking Segment Only	N/A %	N/A %	4.14 %	4.14 %	4.19 %	4.11 %	4.39 %
Efficiency Ratio	34.44 %	36.08 %	39.58 %	51.12 %	47.50 %	48.84 %	48.74 %
Efficiency Ratio - Banking Segment Only	N/A %	N/A %	34.55 %	40.51 %	39.81 %	41.95 %	39.66 %
Asset Quality Metrics							
NCOs / Average Loans	(0.01) %	0.06 %	0.19 %	0.19 %	0.23 %	0.12 %	0.01 %
NPLs / Loans	0.50	0.38	0.37	0.51	0.82	1.26	1.14
NPAs / Assets	0.42	0.35	0.43	0.50	0.68	1.07	0.94
ALLL / Loans HFI	0.56	0.55	0.58	0.60	0.71	1.15	1.10
ALLL / NPLs	112.45	143.81	157.40	117.84	86.20	91.57	96.27
Capital Ratios							
TCE / TA(1)	8.88 %	9.68 %	9.27 %	8.34 %	7.94 %	8.97 %	8.73 %
CET1 Ratio	14.42	14.66	13.27	11.43	11.22	11.36	10.08
Leverage Ratio	9.12	9.95	9.45	8.75	8.97	8.82	9.42
Tier 1 Capital	14.53	14.75	13.34	11.49	11.27	11.36	10.08
Total Capital	16.36	16.38	14.84	12.91	12.64	13.78	12.16

(1) Adjusted (non-GAAP) metrics. See Non-GAAP Reconciliation for the closest applicable GAAP metrics.
(2) Aligns with GAAP cash flow statement disclosure which uses a net presentation for warehouse originations.

Non-GAAP Reconciliation

$ Millions, except per share data	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021	For the 6 Months Ended 12/31/2021
Total common equity (GAAP)	$678.5	$829.2	$955.5	$1,068.0	$1,225.8	$1,400.9	$1,523.2
Less goodwill and other intangible assets	0.0	0.0	67.8	134.9	125.4	116.0	162.0
Less mortgage servicing rights, carried at fair value	3.9	7.2	10.8	9.8	10.7	17.9	20.1
Tangible Common Equity (Non-GAAP)	**$674.6**	**$822.0**	**$876.9**	**$923.3**	**$1,089.7**	**$1,267.0**	**$1,341.1**
Total Assets (GAAP)	$7,599.3	$8,501.7	$9,539.5	$11,220.2	$13,851.9	$14,265.6	$15,547.9
Less goodwill and other intangible assets	0.0	0.0	67.8	134.9	125.4	116.0	162.0
Less mortgage servicing rights, carried at fair value	3.9	7.2	10.8	9.8	10.7	17.9	20.1
Tangible Assets (Non-GAAP)	**$7,595.4**	**$8,494.5**	**$9,460.9**	**$11,075.5**	**$13,715.8**	**$14,131.7**	**$15,365.8**
Common shares outstanding (000)	**63,219**	**63,536**	**62,688**	**61,129**	**59,613**	**59,318**	**59,499**
Diluted Common Shares Outstanding (000)	-	-	**64,147**	**62,382**	**61,438**	**60,520**	**60,749**
Book value per common share (GAAP)	**$10.73**	**$13.05**	**$15.24**	**$17.47**	**$20.56**	**$23.62**	**$25.60**
Net Income (GAAP)	-	-	$152.4	$155.1	$183.4	$215.7	$121.0
Acquisition-related costs	-	-	1.5	6.7	10.1	9.8	5.9
Excess FDIC expense	-	-	-	1.1	-	-	-
Other costs	-	-	-	15.3	-	-	-
Income taxes	-	-	(0.5)	(6.3)	(3.0)	(2.9)	(1.7)
Adjusted earnings (Non-GAAP)	**-**	**-**	**$153.3**	**$172.0**	**$190.5**	**$222.6**	**$125.1**
Tangible book value per common share (Non-GAAP)	$10.67	$12.94	$13.99	$15.10	$18.28	$21.36	$22.54
Tangible common equity to tangible assets (Non-GAAP)	8.88%	9.68%	9.27%	8.34%	7.94%	8.97%	8.73%
Adjusted EPS (Non-GAAP)	-	-	$2.39	$2.75	$3.10	$3.68	$2.06
Market data as of 2/8/2022							
Stock Price							$55.79
Price / Tangible Book Value							2.48x

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, VP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com